             AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON
                     SEPTEMBER 3, 1998 REGISTRATION NO. 333-
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                               ------------------

                                    FORM S-2
             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                               ------------------

                                   TELMARK LLC
     (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CERTIFICATE OF FORMATION)
                                    DELAWARE
                    (STATE OF INCORPORATION OR ORGANIZATION)
                                   16-1551523
                      (I.R.S. EMPLOYER IDENTIFICATION NO.)
                   333 BUTTERNUT DRIVE, DEWITT, NEW YORK 13214
                                  315-449-7935
     (ADDRESS INCLUDING ZIP CODE, AND TELEPHONE NUMBER INCLUDING AREA CODE,
                  OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)


                              DAVID M. HAYES, ESQ.
                                   TELMARK LLC
                       BOX 4943, SYRACUSE, NEW YORK 13221
                                  315-449-6436
 (NAME, ADDRESS INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)
                               ------------------


              APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO
        THE PUBLIC: AS SOON AS PRACTICABLE ON OR AFTER THE EFFECTIVE DATE
                         OF THIS REGISTRATION STATEMENT.

      If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. |X|
      If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this form, check the following box. |X|
      If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|
      If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|
      If this form is a post effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|
      If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. |_|

                                          CALCULATION OF REGISTRATION FEE
------------------------------------------------- ----------------- -------------- -----------------

TITLE OF EACH CLASS OF                             AMOUNT TO BE   PROPOSED MAXIMUM     AMOUNT OF
SECURITIES TO BE REGISTERED                         REGISTERED     OFFERING PRICE   REGISTRATION FEE
------------------------------------------------- ----------------- -------------- -----------------


Debentures, $1,000 minimum denomination
and additional multiples of $100
(minimum 6.5% per annum)
due March 31, 2001                                       *           100%                   *
------------------------------------------------- ----------------- -------------- -----------------
Debentures, $1,000 minimum denomination
and additional multiples of $100
(minimum 6.75% per annum)
due March 31, 2002                                       *           100%                   *
------------------------------------------------- ----------------- -------------- -----------------

Debentures under the Interest Reinvestment
Option  (ranging from minimum of 6.5% to 8.5% per
annum) due from March 31, 2000
through March 31,
2003                                                     *           100%                   *
------------------------------------------------- ----------------- -------------- -----------------

TOTAL                                              $25,000,000                      $    7,375.00
------------------------------------------------- ----------------- -------------- -----------------

     The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                              CROSS REFERENCE SHEET

                                   TELMARK LLC

      FORM S-2
   LOCATION OF THE
      ITEM NO.    REQUIRED IN PROSPECTUS                                   CAPTION IN PROSPECTUS
      --------    ----------------------                                   ---------------------

         1.       Forepart of the Registration Statement               Outside Front Cover Page
                  and Outside Front Cover Page of Prospectus

         2.       Inside Front Cover and Outside Back                  Inside Front Cover Page
                  Cover Pages of Prospectus                            and Outside Back Cover Page

         3.       Summary Information, Risk Factors,                   Selected Financial Data
                  and Ratio of Earnings to Fixed Charges               Prospectus Summary, Risk Factors,
                                                                       and Ratio of Earnings to Fixed Charges

         4.       Use of Proceeds                                      Use of Proceeds

         5.       Determination of Offering Price                      Inapplicable

         6.       Dilution                                             Inapplicable

         7.       Selling Security Holders                             Inapplicable

         8.       Plan of Distribution                                 Plan of Distribution

         9.       Description of Securities to be Registered           Description of the Debentures

         10.      Interests of Named Experts and Counsel               Legal Matters

         11.      Information with Respect to the Registrant           Business of Telmark, Selected Financial
                                                                       Data, Management's Discussion and
                                                                       Analysis of Financial Condition and Results
                                                                       of Operations, Quantitative and Qualitative
                                                                       Disclosures about Market Risk, Legal
                                                                       Proceedings, Changes in and
                                                                       Disagreements with Accountants on
                                                                       Accounting and Financial Disclosure,
                                                                       Principal Member

         12.      Incorporation of certain information by              Incorporation of certain information by
                  reference                                            reference

         13.      Disclosure of Commission Position on                 Not Required
                  Indemnification for Securities Act Liabilities

                   SUBJECT TO COMPLETION DATED ______________
PROSPECTUS
                                   $25,000,000
                                   TELMARK LLC
                                   DEBENTURES


 The Debentures (the "Debentures") are being issued by Telmark LLC, a Delaware limited liability company ("Telmark" or the "Company"), which is engaged in the business of leasing agricultural and related equipment.


The following securities are being offered:

=======================================================================================================================
                                                        PRICE TO          UNDERWRITING DISCOUNTS         PROCEEDS TO
               TITLE OF CLASS (1)                      PUBLIC (2)           OR COMMISSIONS (3)         COMPANY (2) (4)
----------------------------------------------------- --------------------------- -------------------- ----------------

Debentures,  $1,000  minimum  denomination
and  additional  multiples  of  $100
(minimum 6.5% per annum) due March 31, 2001
     Per Unit                                             100%                    None
     Total                                                 *                      None                      *
----------------------------------------------------- --------------------------- -------------------- ----------------
Debentures, $1,000 minimum denomination
and additional multiples of $100
(minimum 6.75% per annum)
due March 31, 2002
     Per Unit                                             100%                    None
     Total                                                 *                      None                      *
----------------------------------------------------- --------------------------- -------------------- ----------------
Debentures under the Interest Reinvestment
Option  (ranging from minimum of 6.5% to 8.5%
per annum) due from March 31, 2000
through March 31, 2003
     Per Unit                                             100%                    None
     Total                                                 *                      None                      *
----------------------------------------------------- --------------------------- -------------------- ----------------
TOTAL                                                 $25,000,000                                      $25,000,000
----------------------------------------------------- --------------------------- -------------------- ----------------

WHILE THE DEBENTURES WILL, AT A MINIMUM, PAY THE STATED RATE OF INTEREST, A HIGHER RATE MAY BE PAID BASED UPON THE TREASURY BILL RATE.
(1) A complete description of the securities offered is set forth on pages 18 through 23 herein.
(2) The amount of Debentures sold at a particular interest rate and maturity date and the respective proceeds therefrom will vary, provided, however, that the aggregate price to the public and proceeds to the Company from this offering of Debentures will not exceed $25,000,000.
(3) No salespeople will be employed to solicit the sale of these securities, and no commission or discount will be paid or allowed to anyone in connection with their sale.
(4) It is assumed that all securities offered are sold and the amount of proceeds is before deduction of estimated expenses of $102,375 to be paid by Telmark, which includes legal fees, state and federal registration fees, printing, trustee fees, accounting fees and other miscellaneous expenses. Because there is no underwriting of the securities offered, there is no assurance that all or any part of the indicated proceeds will be received by the Company from the offering of the securities.

The Company may, from time to time prior to the completion of the offering of the Debentures, change the rate of interest or maturity date offered by filing a supplement with the Securities and Exchange Commission. The applicable supplement, if any, will be attached to this Prospectus. Any change in the interest rate or maturity date offered will not affect the rate of interest on or maturity date of any Debentures theretofore issued.

The Debentures are unsecured obligations of the Company and subordinated to all Senior Debt (as defined herein) of the Company. As of August 31, 1998, Senior Debt of $373,801,612 was outstanding. See "Description of the Debentures - Subordination Provisions."

There can be no assurance that the Debentures offered hereby will be sold or that there will be a secondary market for the Debentures.

                               ------------------


AN INVESTMENT IN THESE DEBENTURES INVOLVES CERTAIN RISKS. FOR A DISCUSSION OF CERTAIN FACTORS TO BE CONSIDERED BY PROSPECTIVE INVESTORS IN CONNECTION WITH AN INVESTMENT IN THE SECURITIES OFFERED HEREBY, SEE THE "RISK FACTORS" SECTION OF THIS PROSPECTUS SET FORTH ON PAGE 5.

          THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR
             HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE
                SECURITIES COMMISSION PASSED UPON THE ACCURACY OR
                          ADEQUACY OF THIS PROSPECTUS.
            ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                         THE DATE OF THIS PROSPECTUS IS

                              AVAILABLE INFORMATION

   Telmark has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement under the Securities Act of 1933, as amended, with respect to the Debentures offered hereby. This Prospectus omits certain of the information contained in the Registration Statement and the exhibits and schedules thereto. Reference is hereby made to such Registration Statement and exhibits and schedules for further information with respect to Telmark and the Debentures. Holders of securities may obtain an Annual Report or Prospectus upon request from: Patricia Edwards, Assistant Secretary, P. O. Box 4761, Syracuse, New York 13221; Telephone: 315-449-6311. Telmark shall file with the Securities and Exchange Commission supplementary and periodic information, documents and reports required of issuers under Sections 13(a) and 15(d) of the Securities Exchange Act of 1934. Reports and other information filed with the Commission can be inspected and copied at the public reference facilities of the SEC, Judiciary Plaza, 450 Fifth Street N.W., Washington, D.C. 20549 as well as the following Regional Offices: 7 World Trade Center, Suite 1300, New York, New York 10048; and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, IL 60661-2511. Copies of such materials can be obtained by mail from the Commission at prescribed rates. Requests should be directed to the SEC's Public Reference Section. The Securities and Exchange Commission also maintains a web site which contains information regarding registrants who file electronically, the "EDGAR" data base. The web site address for the EDGAR data base is http://www.sec.gov/edgarhp.htm. In addition, materials may be inspected or obtained at 333 Butternut Drive, DeWitt, New York 13214 (P. O. Box 4933, Syracuse, New York, 13221; telephone: 315-449-6436). A prospectus will also be sent in January of each year to all holders of securities who have elected the interest reinvestment option.

     Any statements contained herein concerning the provisions of any document are not necessarily complete, and, in such instance, reference is made to the copy of such document filed as an exhibit to the Registration Statement. Each statement is qualified in its entirety by such reference.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The Company hereby incorporates by reference into this Prospectus its latest Annual Report to Investors provided to the Commission on September ___, 1998, for the fiscal year ended June 30, 1998, which at the time of its original preparation met the requirements of Securities Exchange Act Rule 14a-3. The Annual Report to Investors must accompany this Prospectus. The latest Form 10-Q filed under the Securities Exchange Act of 1934 subsequent to the date of such Annual Report will be provided herewith.

     The Company's latest Annual Report on Form 10-K for the year ended June 30, 1998 filed on August 27, 1998 is incorporated by reference herein. To the extent a statement or information included in any document incorporated by reference is superseded or modified by a statement or information included in any subsequent documents incorporated by reference, the statement or information so superseded or modified shall not constitute a part of this Prospectus.

   The Company will provide a copy of any of the foregoing documents incorporated herein by reference (other than exhibits to such documents), without charge to each person to whom a copy of this Prospectus is delivered, upon the written or oral request of any such person to: Patricia Edwards, Assistant Secretary, P.O. Box 5060, Syracuse, New York 13220-5060; telephone:
315-449-6311.


                                TABLE OF CONTENTS
------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------
                                                 PAGE                                                         PAGE
------------------------------------------------------------------------------------------------------------------
Prospectus Summary Information..................    3              Description of the Debentures.............    8
Risk Factors....................................    5              Description of the Interest
Use of Proceeds.................................    7                Reinvestment Option.....................   13
Plan of Distribution............................    7              Legal Matters.............................   13
                                                                   Experts...................................   13


                               PROSPECTUS SUMMARY

      The following summary is qualified in its entirety by the detailed information and financial statements appearing elsewhere in this Prospectus or in Telmark's Annual Report to Investors, the Annual Report on Form 10-K and the latest quarterly report on Form 10-Q filed with the Securities and Exchange Commission.

                                   THE COMPANY

Telmark LLC and its consolidated subsidiaries ("Telmark" or the "Company") is in the business of leasing agricultural related equipment, vehicles, and buildings. Telmark's customers are farmers and other rural businesses as well as manufacturers and independent dealers that serve the agricultural marketplace. Telmark is indirectly owned and controlled by Agway Inc. ("Agway"), one of the largest agricultural supply and services cooperatives in the United States, in terms of revenues, based on a 1997 Co-op 100 Index produced by the National Cooperative Bank. Telmark is a direct wholly-owned subsidiary of Agway Holdings, Inc., an indirect subsidiary of Agway.

There are certain risks that should be carefully reviewed by an investor before deciding to purchase the Debentures. See the "Risk Factors" section of this Prospectus.

NEITHER AGWAY NOR ANY OF ITS OTHER SUBSIDIARIES GUARANTEES THE PAYMENT OF INTEREST ON OR THE PRINCIPAL OF THE DEBENTURES. SEE "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS LIQUIDITY AND CAPITAL RESOURCES" IN THE COMPANY'S ANNUAL REPORT TO INVESTORS PROVIDED HEREWITH.

Telmark operates throughout the continental United States. The Company's field representatives serve customers in 29 states including Alabama, Connecticut, Delaware, Florida, Georgia, Illinois, Indiana, Iowa, Kentucky, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, New Hampshire, New Jersey, New York, North Carolina, Ohio, Pennsylvania, Rhode Island, South Carolina, Tennessee, Vermont, Virginia, West Virginia, and Wisconsin. Customers in other states are served through dealers of equipment distributed by selected farm equipment manufacturers.

The Company's principal executive office is located at 333 Butternut Drive, DeWitt, New York 13214 and its telephone number is (315)449-7935.

                                  THE OFFERING

Securities Offered.............  $25,000,000 principal amount of Debentures (the
                                 "Debentures") under the Indenture dated as of September 30, 1993 (the "Indenture"), between Telmark and OnBank & Trust Co. Manufacturers and Traders Trust Company assumed Trustee responsibilities pursuant to an Agreement of Resignation, Appointment and Acceptance by and among OnBank & Trust Co., Telmark and
                                 Manufacturers and Traders Trust Company. The Indenture was amended as of June 30 and July 1, 1998 to allow the formation of a limited liability company by Agway and a merger of Telmark Inc. with and into Telmark LLC, a Delaware limited liability company. As of July 31, 1998, the Company had previously issued and outstanding $34,006,887 under the Indenture.

Form and Denomination..........  The Debentures  will  be  issued  in registered form in minimum denominations as set forth in the table on the cover page of this Prospectus. The Company may, from time to time, change the minimum denominations offered by filing a supplement with the Securities and Exchange Commission. The applicable supplement, if any, will be attached to this Prospectus. Any change in minimum denominations offered will not affect the minimum denominations of any Debentures theretofore issued. Additional amounts may be added to the principal of the Debenture pursuant to an election by the holder thereof to have quarterly interest payments added to the principal of the Debenture. Debenture holders who elect the reinvestment option will receive a statement from the Company indicating the amounts added to the principal of the Debentures.

Maturity Date..................  Principal on the Debentures will be payable  on the maturity dates for each Debenture as set forth in the table on the cover page of this Prospectus. The Company may, from time to time, change the maturity date offered by filing a supplement with the Securities and Exchange Commission. The applicable supplement, if any, will be attached to this Prospectus. Any change in maturity date offered will not affect the maturity date of any Debentures theretofore issued.

                            THE OFFERING (CONTINUED)

Interest.......................  Interest on the 6.5% Debentures due  March  31,
                                 2001, is payable at a rate per annum equal to the greater of: (1) the "stated rate" of 6.5% per annum; and, (2) the "Treasury Bill Rate" as defined below under "Description of Debentures
                                 - Interest."

                                 Interest on the 6.75% Debentures, due March 31, 2002, is payable at a rate per annum equal to the greater of: (1) the "stated rate" of 6.75% per annum; and (2) the "Treasury Bill Rate" as defined below under "Description of Debentures Interest."

                                 The Company may, from time to time prior to the completion of the offering of the Debentures, change the rate of interest offered by filing a supplement with the Securities and Exchange Commission. The applicable supplement, if any, will be attached to this Prospectus. Any change in the interest rate offered will not affect the rate of interest on any Debentures theretofore issued.

Interest Payment Dates.........  Interest will be  payable quarterly in  arrears on January 1, April 1, July 1 and October 1 of each year and on the Maturity Date as set forth in the table on the cover page of this Prospectus. Additional amounts may be added to the principal of the Debenture pursuant to an election by the holder thereof to have quarterly payments added to and increase the principal amount of the Debenture. See "Description of Debentures - Payments of Principal and Interest."

Optional Redemption............  Upon not less than 30 days written notice,  the
                                 Debentures are redeemable on a designated date (each such date, a "Redemption Date"), in whole or in part, at the option of the Company, at the principal amount thereof, together with accrued but unpaid interest thereon. See
                                 "Description of the Debentures - Redemption Provisions."

Ranking........................  The Debentures are subordinated to  all  Senior
                                 Debt (as defined herein) of the Company. Therefore, in the event of any distribution of assets of Telmark under any total liquidation or reorganization of Telmark, the holders of all Senior Debt shall be entitled to receive payment in full before the holders of the Debentures are entitled to receive any payment. In addition to its subordination provisions, the Indenture contains only limited restrictions on highly leveraged transactions, reorganizations, restructuring, mergers or similar transactions involving the Company, which may adversely affect the holders of the Debentures. See "Description of the Debentures
                                 - Subordination Provisions."

Use of Proceeds................  The  Company  intends  to  ultimately  use  the entire net proceeds from this offering to purchase equipment and buildings for lease. Pending such application, the net proceeds may be used to (i) reduce outstanding borrowings, if any, under the Company's line of credit agreements or (ii) fund maturing Senior Debt. See "Use of Proceeds."

Settlement and Issue Date .....  Persons  interested  in  purchasing  Debentures should forward their completed application and a check (personal, cashiers or certified) or money order payable to the Company in an amount equal to the principal amount of the Debenture to be purchased. Applications are available at certain Company and Agway locations. Applications generally will be processed by the Company within five to ten days of the date of receipt by the Company, at which time they will be forwarded to the trustee to authenticate, who in turn will forward the Debenture to the applicant. The "Issue Date" is defined as the first day of the month in which the application and proceeds are received by the Company for such Debenture.

                                  RISK FACTORS

GENERAL PORTFOLIO RISK
The principal assets of the Company are its portfolio of outstanding leases and the residual value of equipment or other property under lease. Investment risks inherent in any leasing company include the possibility that lessees fail to make the payments required under a lease and that the equipment or property leased might be sold at lease expiration for less than the residual value anticipated at the initiation of the lease. The Company's leasing business may be affected by general economic conditions, including the level of inflation, fluctuations in general business conditions, and the availability of financing to the Company and its customers. The Company's business is dependent upon continued demand for leases as a financing vehicle and would be adversely affected by customer use of other finance methods in acquiring the use of equipment such as the election to purchase equipment.

CREDIT RISK. Bankruptcies, contract disputes, or defaults by lessees could result in the nonpayment of amounts due to the Company under its leases. The ultimate collectibility of amounts due under its leases is directly dependent upon the credit practices employed by Telmark and the creditworthiness of the individual leases comprising its portfolio. See "Business of Telmark - Credit Policies." Despite current credit practices and the existence of financial reserves to anticipate the potential impact of default or nonpayment of leases, there are other factors that could significantly impact the Company's lease collection experience and its earnings. These factors include changes in general economic conditions, government farm policy, adverse weather conditions and international commodities prices which are beyond the control of the Company. Some of these risks are related to Telmark's concentration of customers in particular segments of agriculture or specific geographic areas. Telmark's business is concentrated in agriculture in the New England, Mid-Atlantic, and Midwest states with approximately 75% of its leases directly related to production agriculture. At June 30, 1998, approximately 46% of the Company's net lease investment was in the states of Michigan, New York, Ohio and Pennsylvania. Adverse developments in any of these areas of concentration could have a corresponding adverse effect on the collectibility of its lease receivables. See "Risk Factors - Agricultural Economy."

RESIDUAL VALUE RISK. Residual values represent the estimated resale value of leased equipment or other leased property that the Company expects to derive as leases expire. Residual values of leased assets are estimated at the time that the leases are written. Realization of residual values depends on several factors not within the Company's control, such as the condition of the equipment, the cost of comparable new equipment and technological or economic obsolescence of the equipment. Telmark has generally not experienced any losses as a result of the failure to realize estimated residual values on equipment and property lease expirations. During the past nine years, the Company has collected more than its net lease receivable for all leases which terminated. The net lease receivable with respect to a lease equals the sum of payments due to the Company under the lease, the estimated residual value of the leased property at the end of the lease and the net costs incurred by the Company in entering into the lease, less imputed unearned interest and finance charges with respect to the lease. Although there can be no assurance this experience will continue in the future, Company management monitors residual collections and anticipates this trend to continue. Failure to realize residual values could have a material adverse effect on the Company's earnings. See "Business of Telmark - Residual Value," in the Company's Annual Report to Investors provided herewith.

FINANCING
The ongoing availability of adequate financing to maintain the size of the Company's current lease portfolio and to permit lease portfolio growth is key to the Company's continuing profitability and stability. Telmark's principal sources of financing include banks, debt placements with private institutional investors, Debentures sold to the public, and lease backed asset securitization; at June 30, 1998, these financing sources provided approximately 46%, 42%, 8% and 4%, respectively, of the Company's outstanding debt. Telmark has been successful in arranging its past financing needs and believes that its current financing arrangements are adequate to meet its foreseeable operating requirements. There can be no assurance, however, that Telmark will be able to obtain future financing in amounts that are sufficient or on terms that are acceptable. The Company's inability to obtain adequate financing would have a material adverse effect on its operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operation - Liquidity and Capital Resources", in the Company's Annual Report to Investors provided herewith.

INTEREST RATE RISK AFFECTING THE COMPANY
The Company endeavors to limit the effects of changes in interest rates by matching as closely as possible, on an ongoing basis, the maturity and repricing characteristics of funds borrowed to finance its leasing activities with the maturity and repricing characteristics of its lease portfolio. However, a rise in interest rates would increase the cost of funds borrowed by the Company to finance its leasing business and could lower the value of the Company's outstanding leases in the secondary market. See "Management's Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Capital Resources" and "Quantitative and Qualitative Disclosures About Market Risk", in the Company's Annual Report to Investors provided herewith. In addition, higher interest rates, inasmuch as they would increase the cost of funds borrowed by the Company for financing its leases, would also increase the cost of leases to potential lessees and could decrease the demand for the Company's leases.

SUBORDINATION
The Debentures are unsecured obligations of the Company and are subordinated to all Senior Debt (as defined herein) of the Company. Therefore, in the event of bankruptcy, liquidation or reorganization of the Company, its assets will be available to pay obligations of the Debentures only after all Senior Debt has been paid in full, and there may not be sufficient assets remaining to pay amounts due on any or all of the Debentures then outstanding. As of August 31, 1998, Senior Debt of $373,801,612 was outstanding. See "Description of the Debentures - Subordination Provisions."

LIMITED PROTECTIONS IN CONNECTION WITH CERTAIN TRANSACTIONS
In addition to its subordination provisions, the Indenture contains only limited restrictions on highly leveraged transactions, reorganizations, restructuring, mergers or similar transactions involving the Company, which may adversely affect the holders of the Debentures. See "Description of Debentures - General" and "Description of Debentures - Subordination Provisions."

NO UNDERWRITING
The offering of the Debentures is not being underwritten. Accordingly, no underwriter, such as an investment bank, has undertaken a review of the corporate records of the Company, evaluated its financial conditions, or evaluated the terms of the Debentures and this offering, including the Company's ability to meet its payment obligations on the Debentures. See "Plan of Distribution."

CONTROL OF THE COMPANY
Agway owns all of the members equity of the Company through subsidiaries. This ownership permits Agway to control all actions of the Company (including the payment of dividends by the Company to Agway) and could result in the Company taking actions that would adversely affect its ability to make payments of principal or interest on the Debentures. See Item 10 "Directors and Executive Officers of the Registrant", in the Company's Annual Report to Investors provided herewith.

AGRICULTURAL ECONOMY
The financial condition of the Company is indirectly affected by factors influencing the agricultural economy, since these factors impact the demand for equipment leased by the Company and the ability of its customers to make payments on leases. These factors include: (i) changes in the level of government expenditures on farm programs and the elimination of the acreage reduction programs that could adversely affect the level of income of customers of the Company; (ii) adverse weather-related conditions that negatively impact the agricultural productivity and income of customers of the Company; and (iii) oversupply of, or reduced demand for, agricultural commodities produced by customers of the Company. The Company can also be affected by major international events, like the downturn in the Asian economy, which can affect such things as the general level of interest rates. To the extent that these factors adversely affect the customers of the Company, the financial condition of the Company and the ability of the Company to make payments on the Debentures could be adversely affected. See "Business of Telmark - Agricultural Economy", in the Company's Annual Report to Investors provided herewith.

YEAR 2000. The approach of the year 2000 presents potential issues to all organizations who use computers in the conduct of their business or depend on business partners who use computers. To the extent computer use is date-sensitive, hardware or software that recognizes the year by the last two digits may erroneously recognize "00" as 1900 rather than 2000, which could result in errors or system failures. Telmark utilizes a number of computers and computer software (systems) in the conduct of its business that are principally involved in the flow of information.

The Company has completed significant assessments in its major business operations, continues to assess all of these areas, and has developed or, in some cases, is in the process of developing the implementation plans to address the issues identified. The Company anticipates that solutions to all year 2000 areas above will be implemented and tested no later than December 1999.

The Company's Parent Agway Inc. engaged an international consulting firm in March 1998 to evaluate the Parent Company's overall approach to year 2000 plans and implementation compared to industry "best practices." Based on this review, Telmark has increased the involvement of higher-level management to assure a focus on the implementation timetable and the development of specific contingency plans, and has initiated development of a more comprehensive enterprise-wide testing environment to be in place by December 1998.

The year 2000 compliance issue is an uncertainty that is continuously being monitored as the Company implements its plans. Based on the work performed to date, the Company presently believes that the likelihood of the year 2000 having a material effect on the results of operations, liquidity, or financial condition is remote. Notwithstanding the foregoing, it is not presently clear that all parts of the country's infrastructure, including such things as the national banking systems, electrical power, transportation of goods, communications, and governmental activities, will be fully functioning as the year 2000 approaches. To the extent failure occurs in such activities, which are outside the Company's control, it could affect the Company's ability to service its customers with the same degree of effectiveness with which they are served presently. The Company is identifying elements of the infrastructure that are of greater significance to its operations, obtaining information on an ongoing basis as to their expected year 2000 readiness, and determining alternative solutions if required.

See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Quantitative and Qualitative Disclosures about Market Risk" in the Company's Annual Report to Investors provided herewith.

LACK OF GUARANTEE
Although Agway owns all of the members equity of the Company through subsidiaries, neither Agway nor any of its subsidiaries guarantees the payment of interest on or the principal of the Debentures. See "Management's Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Capital Resources", in the Company's Annual Report to Investors provided herewith.

ABSENCE OF PUBLIC MARKET, REDEMPTION AND MARKET RISK
There is no market for the Debentures and there is no intent on the part of the Company to create or encourage a trading mechanism for these Debentures. The Company does not intend to apply for listing of the Debentures on any securities exchange. The secondary market for, and the market value of, the Debentures will be affected by a number of factors independent of the creditworthiness of Telmark, including the level and direction of interest rates, the remaining period to maturity of the Debentures, Telmark's right to redeem the Debentures, the aggregate principal amount of the Debentures and the availability of comparable investments. In addition, the market value of the Debentures may be affected by numerous other interrelated factors, including factors that affect the U.S. corporate debt market generally and Telmark specifically.

There is no assurance that: (1) a secondary market value of the Debentures will develop, (2) any secondary market will continue, (3) the price at which an investor can sell the Debentures will enable the investor to realize a desired yield on that investment, or (4) in the event of redemption the investor will be able to reinvest the proceeds in comparable securities at an effective interest rate as high as that of the Debentures. The market value of the Debentures is likely to fluctuate; such fluctuations may be significant and could result in significant losses to investors. Debenture holders should rely solely on the Company's ability to repay principal at maturity of the offered Debentures as the source for liquidity in this investment.

COMPETITION
The Company competes with finance affiliates of equipment manufacturers, agricultural financial institutions, other independent finance and leasing companies, and commercial banks. Many of these organizations have substantial financial and other resources and as a consequence are able to compete on a long-term basis within the market segment that the Company serves. The Company believes its leasing products and services will effectively serve its intended markets in the foreseeable future and that existing competition, while formidable, will not impair prospects for growth. See "Business of Telmark - Competition", in the Company's Annual Report to Investors provided herewith.

                                 USE OF PROCEEDS

There is no assurance that all or any of the Debentures will be sold and the Company has no minimum amount of Debentures which must be sold as a condition to the sale of the Debentures. The net proceeds of the sale of the offered securities will be no greater than $25,000,000. The Company will use net proceeds to purchase equipment and buildings for lease. Pending such application, the net proceeds may be used to (i) reduce outstanding borrowings, if any, under the Company's line of credit agreements, or (ii) fund maturing Senior Debt. The Company intends to ultimately use the entire net proceeds of the sale of the offered securities to purchase equipment and buildings for lease. See "Notes to Financial Statements - Note 5", in the Company's Annual Report to Investors provided herewith.

                              PLAN OF DISTRIBUTION

The Debentures may be sold to Agway Members, non-member patrons of Agway, Telmark customers, Telmark and Agway employees and former employees, and the general public. Sale of the securities offered hereby will be solicited through direct mailings and/or availability of applications and Prospectuses through Agway retail stores, Agway franchises, certain Agway affiliate locations and Telmark locations. See "Description of Debentures Settlement." All employees of Agway and Telmark offering the Debentures have other duties in connection with the business of Agway or Telmark, as the case may be, and are not otherwise engaged in the sale of securities. No salesperson will be employed to solicit the sale of these securities, and no commission or discount will be paid or allowed to anyone in connection with their sale. The individual Agway and Telmark employees who participate in the sale of these securities may be deemed to be underwriters of this offering within the meaning of that term as defined in Section 2(11) of the Securities Act of 1933, as amended.

                          DESCRIPTION OF THE DEBENTURES

     GENERAL. Telmark is authorized to issue the Debentures pursuant to the Indenture dated as of September 30, 1993, (the "Indenture"), between Telmark and OnBank & Trust Co., as Trustee. Manufacturers and Traders Trust Company assumed Trustee responsibilities pursuant to an Agreement of Resignation, Appointment and Acceptance by and among OnBank & Trust Co., Telmark, and Manufacturers and Traders Trust Company. Supplemental Indentures between the Company and Manufacturers and Traders Trust Company were executed as of June 30 and July 1, 1998. The statements under this heading, "Description of Debentures," are completely qualified by and subject to the terms of the Indenture. The Indenture is filed as an exhibit to the Registration Statement and reference is made thereto for a complete statement of the terms and provisions of these Debentures. The Debentures to be issued under this Prospectus are limited to $25,000,000 aggregate principal amount, but the Indenture does not limit the amount of the Debentures or other securities which may be issued by the Company thereunder. As of August 31, 1998, there was $34,339,508 principal amount of debentures issued and outstanding under the Indenture. (The Debentures and any other securities issued and outstanding under the Indenture are referred to herein as "Outstanding Debentures"). The Debentures will be issued at 100% of their principal amount. The Debentures will be issued in registered form in minimum denominations and multiples in excess thereof as set forth in the table on the cover page of this Prospectus. The following securities are being offered:


                                                        PRICE TO          UNDERWRITING DISCOUNTS         PROCEEDS TO
               TITLE OF CLASS                            PUBLIC             OR COMMISSIONS                  COMPANY
----------------------------------------------------- --------------------------- -------------------- ----------------

Debentures,  $1,000  minimum  denomination
and  additional  multiples  of  $100
(minimum 6.5% per annum) due March 31, 2001
     Per Unit                                             100%                    None
     Total                                                 *                      None                      *
----------------------------------------------------- --------------------------- -------------------- ----------------
Debentures, $1,000 minimum denomination
and additional multiples of $100
(minimum 6.75% per annum)
due March 31, 2002
     Per Unit                                             100%                    None
     Total                                                 *                      None                      *
----------------------------------------------------- --------------------------- -------------------- ----------------
Debentures under the Interest Reinvestment
Option  (ranging from minimum of 6.5% to 8.5%
per annum) due from March 31, 2000
through March 31, 2003
     Per Unit                                             100%                    None
     Total                                                 *                      None                      *
----------------------------------------------------- --------------------------- -------------------- ----------------
TOTAL                                                 $25,000,000                                      $25,000,000
----------------------------------------------------- --------------------------- -------------------- ----------------

     INTEREST. Notwithstanding the term of the Debentures set forth in the Indenture, the Debentures will bear interest from their respective Issue Dates at the per annum rate described below (on the basis of a 360-day year of twelve 30- day months). The Company may, from time to time prior to the completion of the offering of the Debentures, change the rate of interest or maturity date offered by filing a supplement with the Securities and Exchange Commission. The applicable supplement, if any, will be attached to this Prospectus. Any change in the interest rate or maturity date offered will not affect the rate of interest on or maturity date of any Debentures theretofore issued. The interest rates on the Debentures offered hereby is as follows:

     Interest on the 6.5% Debentures due March 31, 2001, is payable quarterly on January 1, April 1, July 1 and October 1, and at maturity, at a rate per annum for each quarterly period equal to the greater of: (1) the "stated rate" of 6.5% per annum; and, (2) the "Treasury Bill Rate" (as defined below).

     Interest on the 6.75% Debentures, due March 31, 2002, is payable quarterly on January 1, April 1, July 1 and October 1, and at maturity, at a rate per annum for each quarterly period equal to the greater of: (1) the "stated rate" of 6.75% per annum; and, (2) the "Treasury Bill Rate" (as defined below).

     U.S. Treasury bills are issued and traded on a discount basis, the amount of the discount being the difference between their face value at maturity and their sales price. The per annum discount rate on a U.S. Treasury bill is the percentage obtained by dividing the amount of the discount on such U.S. Treasury bill by its face value at maturity and annualizing such percentage on the basis of a 360-day year. The Federal Reserve Board currently publishes such rates weekly in its Statistical Release H.15 (519). Unlike the interest on U.S. Treasury bills, interest on the certificates will not be exempt from state and local income taxation.

     The "Treasury Bill Rate" for each quarterly interest payment date is the arithmetic average of the weekly per annum auction average discount rates at issue date for U.S. Treasury bills with maturities of 26 weeks (which may vary from the market discount rates for the same weeks), as published for each week by the Federal Reserve Board, during the period September 1 to November 30, inclusive, for the January 1 interest payment date, during the period December 1 to February 28 inclusive, for the April 1 interest payment date, during the period March 1 to May 31, for the July 1 interest payment date, during the period June 1 to August 31 for the October 1 interest payment date, or during the period December 1 to February 28 for interest payable on the maturity date (each such period, an "Interest Determination Period"). In the event that the Federal Reserve Board does not publish the weekly per annum auction average discount rate for a particular week, Telmark shall select a publication of such rate by any Federal Reserve Bank or any U.S. Government department or agency to be used in computing the arithmetic average. The Treasury Bill Rate will be rounded to the nearest one hundredth of a percentage point.

     In the event that Telmark in good faith determines that for any reason a Treasury Bill Rate is not published for a particular week in an Interest Determination Period with respect to a particular interest payment date or the maturity date, as applicable, an "Alternate Rate" will be substituted for the Treasury Bill Rate for such period and date. The Alternate Rate will be the arithmetic average of the weekly per annum auction average discount rates for those weeks in the relevant Interest Determination Period for which rates are published as described above, if any, and the weekly per annum auction average discount rates or market discount rates or stated interest rates for comparable issue(s) of securities as is selected by Telmark, for those weeks in the Interest Determination Period for which no rate is published as described above. The Alternate Rate will be rounded to the nearest one hundredth of a percentage point.

     In the further event that Telmark in good faith determines that neither the Treasury Bill Rate nor Alternate Rate can be computed for the period September 1 to November 30, inclusive, for the January 1 interest payment date, for the period December 1 to February 28, inclusive, for the April 1 interest payment date, for the period March 1 to May 31, inclusive, for the July 1 interest payment date, or for the period June 1 to August 31, inclusive, for the October 1 interest payment date, the rate of interest payable with respect to any Debentures will be the rate stated thereon.

     The following chart sets forth for the periods indicated: (1) The "Treasury
      Bill Rate", as defined above.
      (2) The highest per annum discount rate on six month U.S. Treasury Bills at one of the 26 auctions during the period used to calculate the "Treasury Bill Rate".
      (3) The lowest per annum discount rate on six month U.S. Treasury Bills at one of the 26 auctions during the period used to calculate the "Treasury Bill Rate".



          PAYMENT                           AVERAGE
            DATE                     "TREASURY BILL RATE"                   HIGH                    LOW
---------------------------- ------------------------------------- ----------------------- ----------------------
          Jan.-89                            7.68%                          8.36%                  7.34%
          Apr.-89                            8.41%                          8.77%                  8.21%
          Jul.-89                            8.65%                          9.12%                  8.19%
          Oct.-89                            7.75%                          8.08%                  7.35%
          Jan.-90                            7.60%                          7.92%                  7.40%
          Apr.-90                            7.57%                          7.77%                  7.30%
          Jul.-90                            7.83%                          8.03%                  7.74%
          Oct.-90                            7.51%                          7.75%                  7.19%
          Jan.-91                            7.18%                          7.36%                  6.96%
          Apr.-91                            6.34%                          6.96%                  5.85%
          Jul.-91                            5.75%                          6.06%                  5.61%
          Oct.-91                            5.63%                          5.79%                  5.23%
          Jan.-92                            5.01%                          5.39%                  4.50%
          Apr.-92                            3.98%                          4.39%                  3.80%
          Jul.-92                            3.97%                          4.27%                  3.71%
          Oct.-92                            3.46%                          3.90%                  3.18%
          Jan.-93                            3.10%                          3.45%                  2.78%
          Apr.-93                            3.23%                          3.46%                  3.06%
          Jul.-93                            3.04%                          3.19%                  2.95%
          Oct.-93                            3.18%                          3.30%                  3.10%
          Jan.-94                            3.16%                          3.30%                  3.02%
          Apr.-94                            3.27%                          3.53%                  3.14%
          Jul.-94                            4.15%                          4.81%                  3.61%
          Oct.-94                            4.75%                          4.99%                  4.53%
          Jan.-95                            5.34%                          5.85%                  4.89%
          Apr.-95                            6.20%                          6.42%                  5.86%
          Jul.-95                            5.82%                          6.00%                  5.65%
          Oct.-95                            5.43%                          5.61%                  5.30%
          Jan.-96                            5.31%                          5.38%                  5.22%
          Apr.-96                            4.99%                          5.25%                  4.71%
          Jul.-96                            5.01%                          5.19%                  4.80%
          Oct.-96                            5.24%                          5.41%                  5.08%
          Jan.-97                            5.17%                          5.38%                  5.07%
          Apr.-97                            5.07%                          5.11%                  4.97%
          Jul.-97                            5.30%                          5.45%                  5.00%
          Oct.-97                            5.15%                          5.26%                  5.05%
          Jan.-98                            5.11%                          5.19%                  5.01%
          Apr.-98                            5.13%                          5.30%                  4.91%
          Jul.-98                            5.08%                          5.17%                  4.99%

      If the Debentures currently being offered had been outstanding on July 1, 1998, the stated interest rates would have been paid. Although the period September 1, 1998 to November 30, 1998, is not complete as of the date of this Prospectus (and hence the Treasury Bill Rate for the January 1, 1999 interest payment date cannot yet be determined), the average Treasury Bill Rate as of September 2, 1998 was 5.03%.

      The six-month U.S. Treasury bill rate has fluctuated widely during the periods shown in the chart. This rate can be expected to fluctuate in the future. These fluctuations will cause the rate of interest payable on the Debentures to exceed the stated rate whenever the Treasury Bill Rate exceeds the stated rate. See "Risk Factors - Absence of Public Market, Redemption and Market Risk."

      PAYMENTS OF PRINCIPAL AND INTEREST. Principal amounts of the Debentures will be due and payable, together with interest accrued but unpaid thereon, on the maturity date (the "Maturity Date") for the Debentures. The Maturity Date for the Debentures offered will be as set forth in the table on the cover page of this Prospectus. Interest on the Debentures will be payable quarterly on January 1, April 1, July 1, and October 1 and on the Maturity Date as set forth in the table on the cover page of this Prospectus (each, an "Interest Payment Date"). Principal and interest on the Debentures will be payable at the office of the transfer agent, Agway, in DeWitt, New York. Additional amounts may be added to the principal of the Debenture pursuant to an election by the holder thereof to have quarterly interest payments added to and increase the principal amount of the Debenture. In such a case, the Debenture holder will receive a statement from the Company indicating the amounts added to principal of the Debenture. In any case in which an Interest Payment Date, a Redemption Date (as defined below), a Maturity Date or other payment date is not a Business Day, payment of interest or principal, as the case may be, shall be made on the next succeeding Business Day with the same force and effect as if made on such Interest Payment Date, Redemption Date, Maturity Date or other payment date. "Business Day" means any day other than a Saturday or Sunday or a day on which the Federal Reserve Bank of New York or commercial banking institutions in New York City are authorized or required by law or executive order to close.

      SUBORDINATION AND COVENANTS. The Debentures are unsecured obligations of Telmark, and the payment thereof is subordinated to other debt (except debts similarly subordinated) as hereinafter mentioned. There is no provision in the Indenture that would prevent Telmark from incurring additional debt or which would restrict the interest rate or other terms of such other debt. In addition to its subordination provisions, the Indenture contains only limited restrictions on highly leveraged transactions, reorganizations, restructuring, mergers or similar transactions involving the Company, which may adversely affect the holders of the Debentures. The Company is not limited in its ability to merge into or transfer or lease all or substantially all of its assets to a corporation as long as such corporation assumes the obligations of the Company under the Debentures and the Indenture and, after the transaction, there exists no event of default under the Indenture.

      TRANSFER. The terms of the Debentures include no restrictions on transfer.

      SETTLEMENT AND ISSUE DATE. Persons interested in purchasing Debentures should forward their completed application and a check (personal, cashiers or certified) or money order payable to the Company in an amount equal to the principal amount of the Debenture to be purchased. Applications are available at certain Company and Agway locations. Applications generally will be processed by the Company within five to ten days of the date of receipt by the Company, at which time they will be forwarded to the trustee to authenticate, who in turn will forward the Debenture to the applicant. The "Issue Date" is defined as the first day of the month in which the application and proceeds are received by the Company for such Debenture.

      REDEMPTION PROVISIONS. Upon not less than 30 days written notice, Telmark may, at its option, redeem all, or by lot, from time to time any part of the Debentures at the principal amount thereof, together with accrued but unpaid interest from the last Interest Payment Date to the date fixed for redemption at the stated rate. Should the Debentures be redeemed by lot, all Debentures not redeemed will be accorded equal treatment in any subsequent redemption.

      INTEREST REINVESTMENT OPTION. At the time of application for purchase of the Debentures, or at any time thereafter, the holder may elect to have all interest paid on the certificates reinvested automatically. In the event that the automatic reinvestment option is elected, the interest due on each quarterly payment date will be added to the principal amount of the Debenture and will earn interest thereafter on the same basis as the original principal amount. This election may be revoked only as to future interest payments at any time by notice to Telmark, effective on the date such notification is received by Telmark. Interest reinvested will be subject to income tax as if it had been received by the Debenture holder at the time reinvested.

      SUBORDINATION PROVISIONS. The payment of the principal and interest on the Debentures is subordinated in right of payment, to the extent set forth in the Indenture, to the amounts of principal and interest due on "Senior Debt". Senior Debt is defined as the principal of, and interest on indebtedness of Telmark for money borrowed from or guaranteed to banks, trust companies, insurance companies, and other financial institutions, including dealers in commercial paper, charitable trusts, pension trusts, and other investing organizations, evidenced by notes or similar obligations unless the instrument creating or evidencing the indebtedness provides that such indebtedness is not superior or is subordinate in right of payment to the Debentures. Senior Debt, as thus defined, includes all interest-bearing debt presently outstanding except indebtedness with respect to the Outstanding Debentures. As of August 31, 1998, Senior Debt of $373,801,612 was outstanding.

      In the event of any distribution of assets of Telmark under any total liquidation or reorganization of Telmark, the holders of all Senior Debt shall be entitled to receive payment in full before the holders of the Outstanding Debentures are entitled to receive any payment. After payment in full of the Senior Debt, the holders of the Outstanding Debentures will be entitled to participate in any distribution of assets, both as such holders and by virtue of subrogation to the rights of the holders of Senior Debt, to the extent that the Senior Debt was benefited by the receipt of distributions to which the holders of the Outstanding Debentures would have been entitled if there had been no subordination. By reason of such subordination, in the event of Telmark's insolvency, holders of Senior Debt may receive more, ratably, and holders of the Outstanding Debentures may receive less, ratably, than other creditors of Telmark.

      MODIFICATION OF INDENTURE. The Indenture permits the Trustee and Telmark to make non-material modifications and amendments to the Indenture without the consent of any holder of Outstanding Debentures. The Indenture permits the Trustee and Telmark to make other modifications and amendments to the Indenture with the written consent of holders of 66-2/3% in aggregate principal amount of Outstanding Debentures, provided that, without the consent of each holder of an Outstanding Debenture affected, no such amendment or modification may (i) reduce the amount of Outstanding Debentures required to amend the Indenture, (ii) reduce the interest rate or time for payment thereof applicable to any Outstanding Debenture, (iii) reduce the principal or change the Maturity Date of any Outstanding Debenture, (iv) make any changes to the Indenture with respect to the waiver of past defaults thereunder or the rights of holders of Outstanding Debentures to receive payments, or (v) make any changes to the subordination provisions contained in the Indenture.

      COVENANTS. Under the Indenture, Telmark covenants to make payments on the Outstanding Debentures, and to file all required reports and other documents with the Securities and Exchange Commission. The Indenture contains no provisions restricting the declaration of payment of dividends by Telmark or requiring the maintenance of any ratios or reserves by Telmark.

      EVENTS OF DEFAULT AND WITHHOLDING OF NOTICE THEREOF TO DEBENTURE HOLDERS. The Indenture provides for the following Events of Default: (i) failure to pay interest upon any of the Outstanding Debentures when due, continued for a period of 30 days; (ii) failure to pay principal of the Outstanding Debentures when due and payable at maturity, upon redemption or otherwise; (iii) failure to perform any other covenant of Telmark as set forth in the Indenture, continued for 60 days after written notice by the Trustee or the holders of at least 25% in aggregate principal amount of the Outstanding Debentures.

      The Trustee, within 60 days after the occurrence of the default, is required to give the Outstanding Debenture holders notice of all defaults known to Trustee, unless cured prior to the giving of such notice, provided that, except in the case of default in the payment of principal or interest on any of the Outstanding Debentures, the Trustee may withhold such notice if and so long as it in good faith determines that the withholding of such notice is in the interest of the Outstanding Debenture holders.

      Upon the happening and during the continuance of a default, the Trustee or the holders of 25% in aggregate principal amount of the Outstanding Debentures then outstanding may declare the principal of all the Outstanding Debentures and the interest accrued thereon due and payable, but the holders of a majority of the aggregate principal amount of the Outstanding Debentures then outstanding may waive all defaults and rescind such declaration if the default is cured. Subject to the provisions of the Indenture relating to the duties of the Trustee in case any such default shall have occurred and be continuing, the Trustee will be under no obligation to exercise any of its rights or powers at the request, order or direction of any holders of Outstanding Debentures unless they shall have offered to the Trustee reasonable security or indemnity. Subject to such provisions for security or indemnity, a majority of the holders of a majority of the aggregate principal amount of the Outstanding Debentures then outstanding will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee.

       NO GUARANTEE BY AGWAY. Neither Agway nor any of its other subsidiaries have guaranteed the payment of principal of or interest on the Debentures.

      THE TRUSTEE. The Indenture contains certain limitations on the right of the Trustee, as a creditor of Telmark, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise.

       AUTHENTICATION AND DELIVERY. The Debentures may be authenticated and delivered upon the written order of Telmark without any further corporate action.

      SATISFACTION AND DISCHARGE OF INDENTURE. The Indenture may be discharged upon payment or redemption of all Outstanding Debentures or upon deposit with the Trustee of funds sufficient therefor.

      EVIDENCE AS TO COMPLIANCE WITH CONDITIONS AND COVENANTS. As evidence of compliance with the covenants and conditions provided for in the Indentures, Telmark is to furnish to the Trustee Officer's Certificates each year stating that such covenants and conditions have been complied with.

                 DESCRIPTION OF THE INTEREST REINVESTMENT OPTION

      GENERAL. If the Certificate holder has elected to have all interest paid on the Certificate reinvested automatically, the interest due on each quarterly interest payment date will be added to the principal amount of the certificate and will earn interest thereafter on the same basis as the original principal amount. This election may be revoked - as to future interest payments only - by written notice to Telmark, effective on the date when the revocation notice is duly received by Telmark. Interest reinvested will be subject to federal income tax as if it had been received by the certificate holder at the time reinvested.

      RATES ON PREVIOUSLY ISSUED CERTIFICATES. The stated rates of interest on Certificates previously issued by Telmark that remain outstanding (and upon which the interest reinvestment option might be exercised by any holder thereof) are as follows:

        STATED RATE OF INTEREST                            DUE
        -----------------------                            ---
                 7.25%                                March 31, 2000
                 8.00%                                March 31, 2000
                 8.25%                                March 31, 2000
                 8.50%                                March 31, 2000
                 7.50%                                March 31, 2001
                 8.00%                                March 31, 2001
                 7.50%                                March 31, 2002
                 8.50%                                March 31, 2003
      Interest on these outstanding certificates is payable quarterly on January 1, April 1, July 1 and October 1, and at maturity, at the rate per annum for each quarterly period equal to the greater of the certificates' "Stated Rate" or the "Treasury Bill Rate," as defined above.

                                  LEGAL MATTERS

      Legal matters in connection with the securities offered hereby have been passed upon for the Company by David M. Hayes, Esq., Telmark Legal Counsel.

                                     EXPERTS

      The consolidated balance sheets as of June 30, 1998 and 1997 and the consolidated statements of income, member's equity, and cash flows for each of the three years in the period ended June 30, 1998, incorporated by reference in this Prospectus, have been incorporated herein, in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of that firm as experts in accounting and auditing.

            TELMARK LLC





             PROSPECTUS

Until        all dealers  effecting
trans  actions  in  the  registered
securities,    whether    or    not
participating in this distribution,
may  be   required   to  deliver  a
Prospectus.  This is in addition to
the   obligations   of  dealers  to
deliver a Prospectus when acting as
underwriters  and with  respect  to
their    unsold    allotments    or
subscriptions.

                                     PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.      OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION*:

Registration Fee .............................................          $  7,375
Printing and Engraving .......................................            20,000
Registration Service and Trustee Expense .....................            10,000
Accounting Fees and Expenses .................................            10,000
"Blue Sky" Fees and Expenses .................................            20,000
Mailing Costs ................................................            10,000
Legal Fees and Expenses ......................................            15,000
Miscellaneous Expenses .......................................            10,000
                                                                        --------
                                                                        $102,375
                                                                        ========
*Approximate

ITEM 15.      INDEMNIFICATION OF OFFICERS AND DIRECTORS

              (a) Section 18 of the Limited Liability Company Agreement of Telmark LLC states as follows:

                   18.  Exculpation and Indemnification.
                        --------------------------------

                   a. No Member,  Officer,  Director,  employee  or agent of the
              Company and no employee, representative, agent or Affiliate of the Member (collectively, the "Covered Persons") shall be liable to the Company or any other Person who has an interest in or claim against the Company for any loss, damage or claim incurred by reason of any act or omission performed or omitted by such Covered Person in good faith on behalf of the Company and in a manner reasonably believed to be within the scope of the authority conferred on such Covered Person by this Agreement, except that a Covered Person shall be liable for any such loss, damage or claim incurred by reason of such Covered Person's gross negligence or willful misconduct.
                   b. To the  fullest  extent  permitted  by  applicable  law, a
              Covered Person shall be entitled to indemnification from the Company for any loss, damage or claim incurred by such Covered Person by reason of any act or omission performed or omitted by such Covered Person in good faith on behalf of the Company and in a manner reasonably believed to be within the scope of the authority conferred on such Covered Person by this Agreement, except that no Covered Person shall be entitled to be indemnified in respect of any loss, damage or claim incurred by such Covered Person by reason of such Covered Person's gross negligence or willful misconduct with respect to such acts or omissions; provided, however, that any indemnity under this Section 18 shall be provided out of and to the extent of Company assets only, and no Member shall have personal liability on account thereof.
                   c. To the fullest extent permitted by applicable law, expenses (including legal fees) incurred by a Covered Person defending any claim, demand, action, suit or proceeding shall, from time to time, be advanced by the Company prior to the final disposition of such claim, demand, action, suit or proceeding upon receipt by the Company of an undertaking by or on behalf of the Covered Person to repay such amount if it shall be determined that the Covered Person is not entitled to be indemnified as authorized in this Section 18.
                   d. A Covered  Person  shall be fully  protected in relying in good faith upon the records of the Company and upon such information, opinions, reports or statements presented to the Company by any Person as to matters the Covered Person reasonably believes are within such other Person's professional or expert competence and who has been selected with reasonable care by or on behalf of the Company, including information, opinions, reports or statements as to the value and amount of the assets, liabilities, or any other facts pertinent to the existence and amount of assets from which distributions to the Member might properly be paid.
                   e. To the extent that, at law or in equity,  a Covered Person has duties (including fiduciary duties) and liabilities relating thereto to the Company or to any other Covered Person, a Covered Person acting under this Agreement shall not be liable to the Company or to any other Covered Person for its good faith reliance on the provisions of this Agreement or any approval or authorization granted by the Company or any other Covered Person. The provisions of this Agreement, to the extent that they restrict the duties and liabilities of a Covered Person otherwise existing at law or in equity, are agreed by the Member to replace such other duties and liabilities of such Covered Person.
                   f. The foregoing provisions of this Section 18 shall  survive any termination of this Agreement.

                                     PART II
               INFORMATION NOT REQUIRED IN PROSPECTUS (CONTINUED)

ITEM 15.      INDEMNIFICATION OF OFFICERS AND DIRECTORS (CONTINUED)

              (b) Section 18-108 of the Delaware Limited Liability Company Act permits a limited liability company to indemnify and hold harmless any member or manager or other person from and against any and all claims and demands whatsoever. Under the terms of a Directors and Officers Liability and Corporation Reimbursement Policy purchased for Telmark LLC, each of the directors and officers of Telmark LLC is insured against loss arising from any claim or claims which may be made during the policy period by reason of any wrongful act (as defined in the policy) in their capacities as directors or officers. In addition, Telmark LLC is insured against loss arising from any claim or claims which may be made during the policy period against any director or officer of Telmark LLC by reason of any wrongful act (as defined in the policy) in their capacity as directors or officers, but only when the directors or officers shall have been entitled to indemnification by Telmark LLC.

ITEM 16.      EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

              (i) The following required exhibits are hereby incorporated by reference to the previously filed Registration Statements filed as specified.

              3 -  ARTICLES OF INCORPORATION AND BY-LAWS

                   3(a) - Certificate of Incorporation of Telmark Inc. dated June 4, 1964, as amended September 8, 1964; January 15, 1975; and June 16, 1987, filed by reference to Exhibit 3 of the Registration Statement (Form S-1), File No. 33-70732, dated October 22, 1993.
                   3(b) - Bylaws of Telmark Inc., as Amended September 19, 1995, filed by reference to Exhibit 3 of the Annual Report (Form 10-K) dated August 23, 1996.
                   3(c) - Certificate of formation of Telmark LLC dated June 25, 1998, filed by reference to Exhibit 3 of the Annual Report (Form 10-K) dated August 27, 1998.
                   3(d) - Operating agreement of Telmark LLC dated July 1, 1998, filed by reference to Exhibit 3 of the Annual Report (Form 10-K) dated August 27, 1998.
                   3(e) - Certificate of Merger of Telmark Inc. into Telmark LLC effective July 1, 1998, filed by reference to Exhibit 3 of the Annual Report (Form 10-K) dated August 27, 1998.

              4 - INSTRUMENT DEFINING THE RIGHTS OF SECURITY HOLDERS, INCLUDING INDENTURES

                   4(a)      - The  Indenture  dated  as  of September 30, 1993,
                             between Telmark Inc. and OnBank & Trust Co. of Syracuse, New York, Trustee, filed by reference to
                             Exhibit 4 of the Registration Statement (Form S-1), File No. 33-70732, dated October 22, 1993.
                   4(b) - Telmark Inc. Board of Directors resolutions authorizing the issuance of Debentures under the
                             Indenture  dated  as of June  21,  1995,  filed  by
                             reference to Exhibit 4 of the post effective Amendment No. 1 to the Registration Statement (Form S-1), File No. 33- 84442, dated August 28, 1995.
                   4(c) - Supplemental Indenture dated as of June 30, 1998 between Telmark Inc. and Manufacturers and Traders Trust Company, filed by reference to Exhibit 4 of the Current Report (Form 8-K), File No. 33-70732, dated July 6, 1998.
                   4(d) - Supplemental Indenture dated July 1, 1998 between Telmark Inc. and Telmark LLC and Manufacturers and Traders Trust Company, filed by reference to
                             Exhibit 4 of the Current Report (Form 8-K), File No. 33-70732, dated July 6, 1998.

              (ii) The following  required  exhibits are hereby attached to this
                   Registration Statement on Form S-2.

              5 -  OPINION REGARDING LEGALITY, FILED HEREWITH.

              12 - STATEMENTS REGARDING COMPUTATION OF RATIOS, FILED HEREWITH.

              13 - ANNUAL REPORT TO INVESTORS, FILED HEREWITH.

              23 - CONSENT OF EXPERTS AND COUNSEL, FILED HEREWITH.

                                     PART II
               INFORMATION NOT REQUIRED IN PROSPECTUS (CONTINUED)

ITEM 16.      EXHIBITS AND FINANCIAL STATEMENT SCHEDULES (CONTINUED)

              25 - STATEMENT OF ELIGIBILITY AND QUALIFICATION OF TRUSTEE ON FORM T-1 - of Manufacturers and Traders Trust Company, the Successor Trustee, pursuant to Section 7.08 of the Indenture.

              (iii)Financial  Statement  schedules have been omitted as they are not required, inapplicable, or the required information is provided in the financial statements including the notes thereto.

ITEM 17.      UNDERTAKINGS

              The undersigned registrants hereby undertake:

              A.   1.   To  file, during any period in which offers or sales are
                        being  made,  a    post-effective  amendment   to   this
                        registration statement:

                             a. To include any Prospectus required by section 10(a)(3) of the Securities Act of 1933;

                             b. To reflect in the Prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospects filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in the volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

                             c. To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement, including (but not limited
                             to) any addition or deletion of a managing underwriter;

                   2. That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

              B. That, for purposes of determining liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                     PART II
               INFORMATION NOT REQUIRED IN PROSPECTUS (CONTINUED)

ITEM 17.      UNDERTAKINGS (CONTINUED)

              C. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrants pursuant to the foregoing provisions, or otherwise, the registrants have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by either of the registrants of expenses incurred or paid by a director, officer or controlling person of such registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the questions whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

              D. To remove from registration by means of a post-effective amendment any of the securities which remain unsold at the termination of the offering.

              E. The undersigned registrant hereby undertakes to deliver or cause to be delivered with the Prospectus, to each person to whom the Prospectus is sent or given, the latest annual report, to security holders that is incorporated by reference in the Prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by Article 3 of Regulation S-X is not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the Prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the Prospectus to provide such interim financial information.

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that is meets all the requirements for filing on Form S-2 and has duly caused this registration statement or amendment thereto to be signed on its behalf by the undersigned, thereunto duly authorized, in the Town of DeWitt, and the State of New York, on August 31, 1998.


                                       TELMARK LLC
                                       (Registrant)


                                       By   DANIEL J. EDINGER
                                            President
                                            (Principal Executive Officer)

                                       Date 8/31/98

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons on behalf of the registrant in the capacities and on the date indicated.

SIGNATURE                TITLE                                           DATE
---------                -----                                           ----



DANIEL J. EDINGER        President                                       8/31/98
                         (Principal Executive Officer)



PETER J. O'NEILL         Treasurer and Chairman of
                          the Board and Director                         8/31/98
                          (Principal Financial Officer
                          & Principal Accounting Officer)



ANDREW J. GILBERT        Director                                        8/31/98



SAMUEL F. MINOR          Director                                        8/31/98



GARY K. VANSLYKE         Director                                        8/31/98



WILLIAM W. YOUNG         Director                                        8/31/98


CHRISTIAN F. WOLFF, JR.  Director                                        8/31/98